Exhibit 99.1

News Release

For Immediate Release

Stantec signs letter of intent to acquire Kentucky-based ENTRAN

EDMONTON, AB (September 23, 2011) TSX, NYSE: STN

North American design firm Stantec announced today that it has signed a letter of intent to acquire Lexington, Kentucky-based ENTRAN. The 115-person transportation consulting firm also has offices in Chicago, Illinois; Cincinnati, Ohio; Charleston, West Virginia; Louisville, Kentucky; and Nashville, Tennessee.

“The addition of ENTRAN will augment Stantec’s transportation practice in the US Southeast and Midwest and expands our aviation services into new markets,” says Scott Murray, Stantec senior vice president of its US East operations. “ENTRAN has a well-established reputation in the region and has been successful in securing large-scale assignments in Kentucky, Ohio, Illinois, West Virginia, and Virginia where our presence is growing.”

Founded in 1969, ENTRAN provides a range of transportation infrastructure services, including aviation planning and design, bridge design, roadway design, traffic engineering, transportation planning, and construction engineering services. It is one of the largest providers of general aviation services in Kentucky. ENTRAN’s clients include federal, state, and municipal agencies, with a focus on departments of transportation in Kentucky, Tennessee, West Virginia, Ohio, and Illinois, as well as the US Army Corps of Engineers.

“Stantec provides us with the geographic reach and resources we need to continue our expansion and compete for surface transportation and aviation projects of greater size and complexity,” says ENTRAN chief executive officer J. David Sigler. “Becoming part of Stantec’s international network will give our clients access to a much wider range of services and expertise and create new career opportunities for our staff.”

ENTRAN’s roster of current projects includes design for: US 460 over Grassy Creek in Buchanan County, Virginia, which will be the tallest bridge in the state of Virginia when complete; US 68 widening in Lexington, Kentucky, which includes the first double crossover diamond interchange in the state of Kentucky and one of only a handful in the country; and the Kennedy Interchange redesign in Louisville, Kentucky, part of the largest public works project in Kentucky history. Other recent signature projects have included program management and design services on the Kingery/Borman Expressway in Cook County, Illinois and Lake County, Indiana; and the Eastern Corridor preliminary engineering/
environmental impact statement in Hamilton and Clermont counties, Ohio, which was the first two-tiered EIS process conducted in the state. The firm’s design solutions have garnered top awards from numerous national engineering trade associations, including the 2001 American Council of Engineering Companies (ACEC) Grand Conceptor Award for the cable-stay bridge across the Ohio River at Maysville, Kentucky.

Stantec’s current Kentucky operations encompass 200 employees in Lexington and Louisville, providing a range of geotechnical engineering, water infrastructure, GIS, and environmental services. Stantec anticipates the close of the transaction in October.

Stantec also announced the completion of its acquisition of Minnesota-based Boonestro, Inc. The engineering, planning, and environmental science firm has approximately 275 employees in eleven offices in Minnesota, Wisconsin, Illinois, Michigan, and North Dakota.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets at every stage, from the initial conceptualization and financial feasibility study to project completion and beyond. Our services are provided on projects around the world through approximately 11,000 employees operating out of more than 170 locations in North America and 4 locations internationally. www.stantec.com

Cautionary note regarding forward-looking statements
This press release implies forward-looking statements by indicating our expectation that the proposed transaction will close, and that Stantec will realize certain benefits upon closing.  By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that a number of factors could cause actual future results to differ materially from the forward-looking statements implied in this press release.  These factors include, but are not limited to, the risk that the proposed transaction does not close when expected or at all, or that the anticipated benefits of the transaction are not realized.

Media Contact Rachel Sa Stantec Media Relations Tel: (416) 598-5699 Cell: (416) 902-0930 rachel.sa@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations Tel: (780) 969-3349 crystal.verbeek@stantec.com	ENTRAN Contact J. David Sigler Chief Executive Officer Tel: (859) 233-2100 dsigler@entran.us

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